03015446

T3113

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTRESS GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 PEACHTREE ROAD, N.E. SUITE 272
(No. and Street)

ATLANTA	GEORGIA	30326-1020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. WILLIAMSON (404) 869-4600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WESTBROOK, MCGRATH, GIBSON & ORTH
(Name — *if individual, state last, first, middle name*)

2750 PREMIERE PARKWAY, SUITE 800	DULUTH,	GEORGIA	30097
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE ALAN WILLIAMSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTRESS GROUP, INC., as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VICE PRESIDENT & CFO

Title

Notary Public

NOTARY PUBLIC, DEKALB COUNTY GEORGIA
MY COMMISSION EXPIRES JULY 24TH, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTRESS GROUP, INC.

Financial Statements and
Supplemental Information
December 31, 2002

FORTRESS GROUP, INC.

TABLE OF CONTENTS

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886
EMAIL:WMGOCPA.COM

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Fortress Group, Inc.

We have audited the accompanying balance sheet of Fortress Group, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accepted accounting principles generally accepted in the United States of America.

Westbrook, McGrath, Gibson & Orth

February 22, 2003

FORTRESS GROUP, INC.

Balance Sheet
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	33,229
Prepaid expenses		7,692
Total current assets		40,921
DEPOSITS		95
	$	41,016

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	4,064
		4,064
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value, 10,000 shares authorized, 2,200 shares issued and outstanding		22
Paid-in capital in excess of par		21,978
Retained earnings (deficit)		14,952
		36,952
	$	41,016

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2002

REVENUE		
Commissions and fees	$	482,183
Interest		166
		482,349
EXPENSES		
Officers salaries		102,000
Advertising		594
Parking deck fees		350
Bank Fees		218
Regulatory fees & expenses		5,298
Dues & subscriptions		600
Insurance		1,759
Licenses & fees		35
Management fees		82,000
Meals & entertainment		3,363
Office supplies & expenses		5,725
Printing		(148)
Professional fees		34,197
Rent & administration		8,217
Research		4,808
Postage & delivery		(210)
Seminars		7,780
Payroll Taxes		8,493
Telephone		7,234
Travel		4,146
		276,459
NET INCOME	$	205,890

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2002	2,200	$22	$21,978	($2,938)
Distributions to Stockholders				(188,000)
Net income				205,890
Balance, December 31, 2002	2,200	$22	$21,978	$14,952

The accompanying notes are an integral part of these financial statements.

FORTRESS GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (Loss)	$	205,890
Non cash items included in net income		
Depreciation		-
Changes in:		
Accounts receivable		7,004
Deposits		(55)
Prepaid expense		(2,634)
Deferred revenue		(8,333)
Accrued expenses		1,973
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		203,845
CASH FLOWS FROM INVESTING ACTIVITIES:		
Distribution to stockholders		(188,000)
NET CASH USED BY INVESTING ACTIVITIES		(188,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		15,845
CASH AND CASH EQUIVALENTS, beginning of year		17,384
CASH AND CASH EQUIVALENTS, end of year	$	33,229

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placements of equity capital and mergers and acquisitions advisory. The Company's clients are generally U.S. based issuers of equity securities or companies undergoing ownership change transactions. On December 22, 2002 the Company formally changed its name from Fortress Williamson Securities, Inc. to Fortress Group, Inc.

Revenue Recognition – Revenue related to commissions earned regarding the arranging of private placements of securities by issuers or merger or acquisition transactions will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTION:

During 2002, the Company paid management fees totaling $82,000 to Williamson Advisors, Inc. and Fortress Capital Corp, entities which are controlled by the Company's stockholders. The agreements allow the Company to utilize office facilities and equipment of Williamson Advisors, Inc. and Fortress Capital Corp.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had adjusted net capital of $28,500 which was $23,500 in excess of its required net capital of $5,000.

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886
EMAIL:WMGOCPA.COM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholders
Fortress Group, Inc.

Our report on our audit of the basic financial statements of Fortress Group, Inc. for 2002 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital under SEC rule 15c3-1 and reconciliation of audited and unaudited reports at December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Westbrook, McGrath, Gibson & Orth

February 22, 2003

FORTRESS GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
For the year ended December 31, 2002

Computation of Net Capital

Total ownership equity from balance sheet	$ 36,952
Deduct:	
Total nonallowable assets from balance sheet	7,787
2% haircut on money market fund in the amount of $33,229	665
Total nonallowable assets	8,452
Net capital	28,500
Minimum net capital requires	5,000
Excess net capital	$ 23,500

See Independent Auditors' Report on Supplemental Information

FORTRESS GROUP, INC.
RECONCILIATION OF AUDITED AND UNAUDITED REPORTS
December 31, 2002

Description	As Previously Stated	Debit	Credit	As Stated
	ASSETS			
Cash	$33,229			$33,229
Accounts receivable	$0			$0
Other assets	$7,692			$7,692
Deposits	$95			$95
	$41,016	$0	$0	$41,016
	LIABILITIES			
Current liabilities	$4,064			$4,064
	$4,064	$0	$0	$4,064
	STOCKHOLDERS' EQUITY			
Common stock	22			22
Additional paid-in capital	21,978			21,978
Retained Earnings (deficit)	14,952			14,952
	36,952			36,952
	$41,016	$0	$0	$41,016
	INCOME AND (EXPENSES)			
Revenue	$482,183			$482,183
Salaries	(102,000)			(102,000)
Other Compensation	0			0
Regulatory fees	(5,298)			(5,298)
Other expenses	(168,995)			(168,995)
	$205,890	$0	$0	$205,890

WESTBROOK, MCGRATH, GIBSON & ORTH
A PARTNERSHIP OF PROFESSIONAL CORPORATIONS
CERTIFIED PUBLIC ACCOUNTANTS
2750 PREMIER PARKWAY
SUITE 800
DULUTH, GEORGIA 30097
PHONE: (770) 622-9885
FAX (770) 622-9886
EMAIL:WMGOCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Fortress Group, Inc.

In planning and performing our audit of the financial statements of Fortress Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Fortress Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

Weathered McNeely Sitler & Co.

February 22, 2003